UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: March 31, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MyMD Pharmaceuticals, Inc.

Full Name of Registrant

Akers Biosciences, Inc.

Former Name if Applicable

855 N. Wolfe Street, Suite 623

Address of Principal Executive Office (Street and Number)

Baltimore, MD, 21205

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MyMD Pharmaceuticals, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the recent business combination and related transactions described below.

In addition, on April 16, 2021, pursuant to the previously announced Agreement and Plan of Merger and Reorganization, dated November 11, 2020 (the “Original Merger Agreement”), as amended by Amendment No. 1 thereto, dated March 16, 2021 (the Original Merger Agreement, as amended by Amendment No. 1, the “Merger Agreement”), by and among MyMD Pharmaceuticals, Inc., a New Jersey corporation previously known as Akers Biosciences, Inc. (the “Company”), XYZ Merger Sub Inc., a Florida corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and MyMD Pharmaceuticals (Florida), Inc., a Florida corporation previously known as MyMD Pharmaceuticals, Inc. (“MyMD Florida”), Merger Sub was merged with and into MyMD Florida, with MyMD Florida continuing after the merger as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). On April 16, 2021, the Company contributed and transferred to Oravax Medical, Inc. (“Oravax”), a newly formed, partially owned subsidiary of the Company, substantially all of the assets associated with developing and manufacturing COVID-19 vaccine candidate of the Company’s wholly-owned subsidiary, Cystron Biotech, LLC (“Cystron”) (the “Contribution Transaction”).

As a condition to closing the Merger, MyMD Florida consummated the purchase of substantially all of the assets and certain liabilities of Supera Pharmaceuticals, Inc., a Florida corporation (the “Supera”), and acquired substantially all of its assets of Supera (the “Supera Purchase”).

Further, immediately following the effective time of the Merger, the Company effected a 1-for-2 reverse stock split of the issued and outstanding Company common stock (the “Reverse Stock Split”).

The Merger was treated by the Company as a reverse merger and accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For accounting purposes, MyMD Florida is considered to have acquired the Company.

As a result of the Merger, the Contribution Transaction, the Supera Purchase and the Reverse Stock Split occurring after March 31, 2021, the Company needs to file the financial statements of the Company prior to the Merger related to its historic COVID-19 vaccine development business, as of March 31, 2021 in the Form 10-Q, as well as pro forma financial statements for the transactions and the March 31, 2021 period end financials of MyMD and Supera.

The above has caused the Company to need to dedicate significant resources, including its management’s attention, to the closing of these transactions, the post-closing transition activities and the preparation and review of unaudited interim financials of each of the Company, MyMD Florida and Supera. In addition, immediately prior to the Merger, the principal executive officer then serving the Company resigned and the Company appointed a new principal executive officer the Company, and this has necessitated the coordination of the two separate management teams in the preparation of the Form 10-Q.

As a result of the foregoing, the Company was unable to file, without unreasonable effort or expense, the Form 10-Q on the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chris Chapman	(856)	848-8698
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the research and development expenses for the three months ended March 31, 2021 totaled $(19,365) as compared to $2,483,057 for the three months ended March 31, 2020.

The Company anticipates that other income, net of expenses, for the three months ended March 31, 2021, totaled $41,700. Other income, net of expense, for the three months ended March 31, 2020 totaled $9,989.

When filed, the Form 10-Q will reflect such changes.

MyMD Pharmaceuticals, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Chris Chapman
		Name:	Chris Chapman
		Title:	President, Chief Medical Officer, and Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).